PRIME RECEIVABLES CORPORATION
                       9111 Duke Boulevard
                     Mason, Ohio 45040-8999


                         April 10, 1998


VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

     Re:  Prime Receivables Corporation
          Registration Statement on Form S-1 (File No. 333-34331)


Ladies and Gentlemen:

     Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Prime Receivables Corporation (the "Company") requests that the above-referenced Registration Statement (the "Registration Statement") be withdrawn. The Company has determined not to proceed with the offering and sale of securities contemplated by the Registration Statement, and no securities have been so offered or sold. The Company respectfully requests that the Commission issue the order granting the withdrawal of the Registration Statement effective immediately.

     Please direct any questions regarding the foregoing to Mark
E. Betzen or Troy B. Lewis of Jones, Day, Reavis & Pogue at (214)
220-3939.  Thank you for your assistance.


                              Very truly yours,

                              PRIME RECEIVABLES CORPORATION


                              By:  /s/ Susan P. Storer
                                   Susan P. Storer
                                   President

cc:  Bryan K. Brown, Esq.
          Securities and Exchange Commission
     Troy B. Lewis, Esq.
          Jones, Day, Reavis & Pogue
     Andrew M. Faulkner, Esq.
          Skadden, Arps, Slate, Meagher & Flom LLP
     New York Stock Exchange